Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business/Financial Editors:
    CHC announces third quarter results

    VANCOUVER, March 13 /CNW/ - CHC Helicopter Corporation (the "Company")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2006.

    <<

                           Financial Highlights(3)
         (in millions of Canadian dollars, except per share amounts)

                              Three Months Ended        Nine Months Ended
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                           January 31,  January 31,  January 31,  January 31,
                               2006         2005         2006         2005
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    Revenue(1)               $  257.5     $  242.2     $  760.9     $  724.9
    Operating income             27.7         31.3         92.3         82.3
    Net earnings from
     continuing operations       24.0         15.2         83.8         36.6
    Net earnings from
     discontinued operations        -          7.6            -          7.2
    Net earnings                 24.0         22.8         83.8         43.8

    Per share information(2)
    Diluted
    Weighted average number
     of shares                   46.2         46.0         46.1         46.0
    Net earnings from
     continuing operations   $   0.52      $  0.33     $   1.82     $   0.80
    Net earnings from
     discontinued operations        -         0.17            -         0.16
    Net earnings                 0.52         0.50         1.82         0.96
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    (1) Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
    (2) Comparative share information has been adjusted to reflect the
        April 2005 2-for-1 stock split.
    (3) CHC Composites Inc. has been reclassified from discontinued
        operations to continuing operations.

    Highlights

    Performance was strong in the third quarter, with increased flight hours and revenue in all operating segments excluding the negative impact of foreign exchange ("FX"). Segment EBITDAR also increased in all segments (excluding
FX), despite increased expenditures related to future business activity, growth and restructuring costs and savings. Activities in the third quarter included recruitment, hiring and training of new employees; financing and deployment of new aircraft; advancement of additional deposits for new aircraft; investment in inventory and other activities related to future growth.

    -  Revenue increased $34.5 million or 14% compared to the third quarter of last year, excluding the impact of FX.

    -  Revenue, excluding FX, in all operating segments increased from the third quarter of last year.

    -  Segment EBITDAR increased in Global Operations by 20% from the third quarter of last year, excluding FX.

    -  Operating income for the third quarter was $27.7 million, an increase of $2.1 million (excluding FX) from the same period last year.

    -  Net earnings from continuing operations for the third quarter were
       $24.0 million ($0.52 per share, diluted), an increase of $8.8 million from the third quarter of last year. Major items impacting current year third quarter earnings from continuing operations are (all amounts are pre tax in millions, except per share amounts, which are after-tax):

       a) Operating costs and gains on sale of investments

          -  Customer contract settlement payment and related costs of
             $1.6 million or $0.03 per share, diluted, for the failure to deliver a specified aircraft type due to the late delivery of the aircraft to the Company by the manufacturer.
          -  Costs incurred of $3.2 million or $0.05 per share, diluted, in support of future growth including recruiting, relocation, training, marketing and aircraft deployment costs.
          -  Segment support and general and administration cost savings of
             $2.6 million or $0.04 per share, diluted, due to current
             restructuring initiatives.
          -  Excess and duplicate expenses including support, general and administrative and direct costs of $1.1 million or $0.02 per share, diluted, incurred during the restructuring process. It is expected that these costs will be reduced or eliminated
             throughout fiscal 2007 as the Company's restructuring is
             completed.
          -  Restructuring expenses of $3.7 million or $0.06 per share, diluted.
          -  A gain of $15.7 million or $0.34 per share, diluted, from the sale of the Company's interest in Inversiones Aereas S.L.

       b) Financing costs

          -  Interest expense increases of $2.9 million or $0.05 per share, diluted, primarily as a result of higher debt levels related to investments in fleet and working capital, net of the benefit of
             FX.
          -  The realization of $2.6 million or $0.04 per share, diluted, of foreign exchange losses previously deferred in the Company's currency translation adjustment account recognized as a result of foreign currency denominated inter-company debt settled as part of the current restructuring initiatives.
          -  Foreign exchange losses of $4.2 million or $0.07 per share, diluted on foreign currency denominated monetary items.

       c) FX impact

          -  A negative FX impact on operating income of $5.6 million or
             $0.09 per share, diluted, due to the strengthening of the
             Canadian dollar in relation to the functional currencies of the
             Company's subsidiaries.

       -  Subsequent to the quarter end:
          -  The Company announced that its European Operations segment has been named, by the Irish Department of Transport, the 'preferred bidder' to continue to provide commercial search and rescue helicopter services from four bases in Ireland commencing
             July 1, 2007.
          -  The Company has been awarded a contract renewal from Tullow Oil for the provision of one dedicated AgustaWestland AW139
             helicopter from its base in North Denes, England, commencing in
             July 2006 for a minimum of three years.
          -  The Company has agreed to terms for an operating lease facility with a major European bank to finance U.S. $150.0 million of helicopters over the next 12 months. This is in addition to the
             U.S. $90.0 million facility with another major European bank announced earlier this year. In addition to new aircraft
             deliveries, the Company has identified aircraft that it
             currently owns that will be leased under these facilities, which will result in significant net cash inflows for the Company in the fourth quarter of fiscal 2006 and in fiscal 2007.

    For a complete overview of results, including Management's Discussion and
Analysis, and Unaudited Consolidated Interim Financial Statements and Notes
thereto, please visit the CHC website at
http://www.chc.ca/investor_financialreports.php

    Investor Conference Call

    The Company's third quarter conference call and webcast will take place
Tuesday, March 14, 2006 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode "21177849 followed by the number sign".
    The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

    If you wish to be removed or included on the Company's distribution list, please contact communications(at)chc.ca.

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    This document may contain projections and other forward looking statements within the meaning of the "safe harbour" provision of the
    United States Private Securities Litigation Reform Act of 1995. While
    these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and
    Exchange Commission and in the Company's Annual Information Form filed with Canadian security regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying factors assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward looking information, whether as a result of new information or otherwise, except in accordance with applicable security laws.
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    >>
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: please contact: Jo Mark Zurel, Senior Vice
President & Chief Financial Officer, (604) 279-2494; Rick Davis, Vice
President, Financial Reporting, (604) 279-2471; Chris Flanagan, Director of
Communications, (604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 21:02e 13-MAR-06